FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 October 2005 to 6 October 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes 2005 Investor Seminar and Trading Update — 6 October 2005

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ J M Mills
(Registrant)

Signed:	J M Mills Director of Group Secretariat

Dated:	6 October 2005

Exhibit 99.1
6th October 2005
CADBURY SCHWEPPES 2005 INVESTOR SEMINAR AND TRADING UPDATE
Cadbury Schweppes is holding an investor seminar in Dallas, Texas on 10th and 11th October. Ahead of the seminar, the Group is also updating the market on recent trading.
Todd Stitzer, CEO of Cadbury Schweppes, said, “We continue to experience strong sales momentum across the Group and expect revenue growth for the year to be around the top end of our goal range. Despite intensifying cost pressures and significant growth-related investment, we expect a further improvement in margin in 2005, although we are unlikely to make sufficient progress to be within our margin goal range this year. We are making good progress on cash flow, and expect to see a significant increase this year.”
Investor Relations Seminar
Presentations will be given by CEO, Todd Stitzer, CFO Ken Hanna and key members of the Americas Beverages and Americas Confectionery management teams. The seminar will also include a presentation by Dr Pepper/Seven Up Bottling Group Inc.’s management and a visit to its Irving plant.
The presentations will review our progress against the goals and priorities set out in 2003. At the Group level, the review will also highlight the improvements made to the management of our capital resources. In 2004, Americas Beverages and Americas Confectionery together accounted for around 40% of Group revenue. Their presentations will focus on how each region is driving profitable growth through more effective commercial programmes and increased investment in marketing, innovation, science & technology and distribution.
Trading Update
We have continued to see good sales momentum across the Group’s confectionery businesses driven by innovation and market-place execution. Our US carbonated soft drink share has been resilient and the performance of our non-carbonated business has shown further improvement, despite increased competition. The effect of the recent hurricanes on sales is difficult to assess, although at this stage we expect only a minor impact.
Cost pressures have intensified in the second half, particularly in the US. Oil price increases and hurricane-related disruption have resulted in higher transport and PET resin costs. In addition, severe financial difficulties experienced by an important supplier to our beverage business in the US have led to significant price increases for glass bottles.
Overall, the implementation of our new IT system in the UK is proceeding satisfactorily. We are currently experiencing some disruption to customer service levels which we are working to resolve. However, at this stage we anticipate that the total impact will be within the range of our expectations.

We expect continued sales momentum to deliver revenue growth for the full year around the top end of our goal range. Despite intensifying cost pressures and significant growth-related investment, we expect a further improvement in margin in 2005, although we are unlikely to make sufficient progress to be within our margin goal range this year. We are making good progress on cash flow, and expect to see a significant increase this year.
The seminar materials will be posted on the Cadbury Schweppes website www.cadburyschweppes.com from 12 October.
Ends

For further information:
Cadbury Schweppes plc:	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	001 972 673 6402
Media Enquiries Andraea Dawson-Shepherd Katie Macdonald-Smith	+44 207 830 5011
The Maitland Consultancy Angus Maitland Philip Gawith	+44 207 379 5151
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1.  Cadbury Schweppes is major international company that manufactures, markets and sells confectionery and beverage treats and refreshments.
With origins stretching back over 200 years, Cadbury Schweppes’ brands are enjoyed today in almost every nation in the world. They include regional and local favourites such as Cadbury, Trident, Dr Pepper, Halls, Schweppes, Dentyne, Bassett’s, Snapple, Orangina, Bubblicious, Trebor and 7 UP.

The company employs over 50,000 people and has manufacturing operations in more than 35 countries. It is the world’s only confectionery company with a strong position in chocolate, sugar and gum. It is the worlds’ third largest soft drinks company.
2.  Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions at constant currency

•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the impact of fair-value accounting under IAS 39) of between 50 and 75 basis points per annum at constant currency

•	Free cash flow (as explained on page 51 of our 2004 Report & Accounts and Form 20-F) totaling £1.5 billion at constant currency over the four year period to 2007. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.